HINES GLOBAL INCOME TRUST, INC.
2800 Post Oak Boulevard, Suite 5000
Houston, Texas 77056-6118

December 1, 2017
VIA EDGAR AND E-MAIL
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mr. Coy Garrison, Special Counsel
     Office of Real Estate and Commodities

Re:    Hines Global Income Trust, Inc. (f/k/a Hines Global REIT II, Inc.)
Registration Statement on Form S-11
File No. 333-220046

Dear Mr. Garrison,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hines Global Income Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement (the “Registration Statement”) in order that the Registration Statement shall become effective at 9:00 a.m. (ET) on Tuesday, December 5, 2017, or as soon thereafter as practicable.

The Company hereby authorizes Alice L. Connaughton of Greenberg Traurig, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed by calling Ms. Connaughton at 202-331-3169.

Very truly yours,

Hines Global Income Trust, Inc.

By: /s/ J. Shea Morgenroth
Name: J. Shea Morgenroth

Title:	Chief Accounting Officer and Treasurer